SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                             The Warnaco Group, Inc.
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                                (Name of Issuer)


                 Class A Common Stock, $.01 par value per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    934390105
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                                 (CUSIP Number)


                                February 15, 2002
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             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
      Schedule is filed:
      |_| Rule 13d-1(b)
      |X| Rule 13d-1(c)
      |_| Rule 13d-1(d)

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CUSIP No. 934390105                     13G                   Page 2 of 6 Pages
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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Linda J. Wachner
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |_|
                                                                     (b) |_|
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3      SEC USE ONLY

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4      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
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   NUMBER OF                     5   SOLE VOTING POWER
     SHARES                          4,526,041
  BENEFICIALLY               ---------------------------------------------------
    OWNED BY                     6   SHARED VOTING POWER
      EACH                           None
   REPORTING                 ---------------------------------------------------
     PERSON                      7   SOLE DISPOSITIVE POWER
                                    4,554,068
                             ---------------------------------------------------
                                 8   SHARED DISPOSITIVE POWER
                                      None
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9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,554,486
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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                     |_|
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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       8.6%
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12     TYPE OF REPORTING PERSON

       IN
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CUSIP No. 934390105                                                 Page 3 of 6
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Item 1(a).  Name of Issuer:

            The name of the issuer is The Warnaco Group, Inc. (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices:

            The Company's principal executive offices are located at 90 Park Avenue, New York, NY 10016.

Item 2(a).  Name of Persons Filing:

            This  statement  is  filed by Linda  J.  Wachner  (the  "Reporting
            Person").

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            The address of the business office of the Reporting Person is 909 Third Avenue, 14th floor, New York, NY 10022.

Item 2(c).  Citizenship:

            The Reporting Person is a citizen of the United States of America.

Item 2(d).  Title of Class of Securities:

            Class A Common Stock, $.01 par value per share

Item 2(e).  CUSIP Number:

            934390105

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            Not Applicable.

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CUSIP No. 934390105                                                 Page 4 of 6
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Item 4.     Ownership.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
            Item 1.

            (a)   Amount Beneficially Owned:  4,554,486*

            (b)   Percent of Class:  8.6%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:  4,526,041

                  (ii)  Shared power to vote or to direct the vote:  None

                  (iii) Sole power to  dispose  or to direct  the  disposition of:  4,554,068

                  (iv) Shared power to dispose or to direct the disposition of: None

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

--------------------
            * Change in beneficial ownership from that previously reported on
Schedule 13-D, as amended, is solely as a result of the expiration of 9,058,490 stock options which expired in accordance with their terms, the forfeiture of 52,904 shares of restricted stock in connection with the payment of tax liabilities arising in respect of the exercise of restricted stock grants, the expiration of the right to acquire 119,250 shares of restricted stock which right expired in accordance with its terms, the acquisition in November of 2000 of an additional 399,800 shares of stock and an increase of 10,465 shares of stock held in Mrs. Wachner's 401(k) account.

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CUSIP No. 934390105                                                 Page 5 of 6
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Item 10.    Certification.

            The Reporting Person hereby makes the following certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 934390105                                                 Page 6 of 6
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                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2002

                                                LINDA J. WACHNER



                                                By: /s/ Linda J. Wachner
                                                   ---------------------------
                                                     Linda J. Wachner